Albany Atlanta Brussels Denver Los Angeles Miami New York Thomas Wardell 404.527.4990	mckennalong.com	Northern Virginia Orange County Rancho Santa Fe San Diego San Francisco Seoul Washington, DC email address twardell@mckennalong.com

June 10, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	Mara Ransom, Assistant Director
Lilyanna Peyser, Legal Branch Chief
Scott M. Anderegg

Re:	China Recycling Energy Corporation
Registration Statement on Form S-3
Filed March 10, 2014
File No. 333-194470

Dear Ms. Ransom:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated June 9, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your June 9, 2014 comment letter followed by our response.

General

Comment 1.	We note your response to comment 1 in our letter dated May 7, 2014. Please amend the Form 8-K filed on September 16, 2013 to change the date of the reportable event and to clarify the fact that the agreements in question were effective upon execution on September 11, 2013, as opposed to on September 5, 2013 as currently stated in the Form 8-K.

Response:

The Company has filed an amendment no. 1 to the 8-K in question to change the date of the reportable event and to clarify the fact that the agreements in question were effective upon execution on September 11, 2013.

United States Securities and Exchange Commission

June 10, 2014

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990, Derek Swanson at (404) 527-4037 or Jeffrey Li at (202) 496-7443.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Derek Swanson, Esq.